UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 12)1

S1 Corporation
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

78463B101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,152,703
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,152,703
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,152,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 498,426
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 498,426
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 381,174
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 381,174
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,174
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 498,426
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 498,426
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,651,129
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,651,129
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,651,129
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 879,600
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 879,600
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 879,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,032,303
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,032,303
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,032,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,032,303
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,032,303
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,032,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,032,303
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,032,303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,032,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,032,303
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,032,303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,032,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,032,303
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,032,303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,032,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,032,303
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,032,303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,032,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 78463B101

The following constitutes Amendment No. 12 (“Amendment No. 12”) to the Schedule 13D filed by the undersigned.  This Amendment No. 12 amends the Schedule 13D as specifically set forth.

The first paragraph of Item 3 is hereby amended and restated as follows:

The Shares purchased by Value and Opportunity Master Fund, Parche and RCG PB were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 3,032,303 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Parche and RCG PB is approximately $17,066,000, excluding brokerage commissions.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 53,554,847 Shares outstanding, as of October 31, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2008.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on January 23, 2009, Value and Opportunity Master Fund beneficially owned 2,152,703 Shares.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 2,152,703
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,152,703
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by Value and Opportunity Master Fund since the filing of Amendment No. 11 are set forth in Schedule A and are incorporated by reference.

B.	Parche

(a)	As of the close of business on January 23, 2009, Parche beneficially owned 498,426 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 498,426
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 498,426
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 78463B101

(c)	Transactions in the Shares by Parche since the filing of Amendment No. 11 are set forth in Schedule A and are incorporated by reference.

C.	RCG PB

(a)	As of the close of business on January 23, 2009, RCG PB beneficially owned 381,174 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 381,174
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 381,174
4. Shared power to dispose or direct the disposition: 0

(c)	Transactions in the Shares by RCG PB since the filing of Amendment No. 11 are set forth in Schedule A and are incorporated by reference.

D.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole non-managing member of Parche and owner of all economic interest therein, may be deemed the beneficial owner of the 498,426 Shares beneficially owned by Parche.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 498,426
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 498,426
4. Shared power to dispose or direct the disposition: 0

(c)
Enterprise Master Fund has not entered into any transactions in the Shares since the filing of Amendment No. 11.  The transactions in the Shares by Parche since the filing of Amendment No. 11 are set forth in Schedule A and incorporated herein by reference.

E.	RCG Starboard Advisors

(a)
As the investment manager of Value and Opportunity Master Fund and the managing member of Parche, RCG Starboard Advisors may be deemed the beneficial owner of (i) 2,152,703 Shares owned by Value and Opportunity Master Fund and (ii) 498,426 Shares owned by Parche.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 2,651,129
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,651,129
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 78463B101

(c)
RCG Starboard Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 11.  The transactions in the Shares since the filing of Amendment No. 11 on behalf of Parche and Value and Opportunity Master Fund are set forth on Schedule A and incorporated herein by reference.

F.	Ramius Advisors

(a)
As the investment advisor of each of Enterprise Master Fund and RCG PB, Ramius Advisors may be deemed the beneficial owner of (i) 498,426 Shares owned by Parche and (ii) 381,174 Shares owned by RCG PB.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 879,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 879,600
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not entered into any transactions in the Shares since the filing of Amendment No. 11.  The transactions in the Shares since the filing of Amendment No. 11 on behalf of Parche and RCG PB are set forth on Schedule A and incorporated herein by reference.

G.	Ramius

(a)
As the sole member of each of RCG Starboard Advisors and Ramius Advisors, Ramius may be deemed the beneficial owner of (i) 2,152,703 shares owned by Value and Opportunity Master Fund, (ii) 498,426 Shares owned by Parche and (iii) 381,174 Shares owned by RCG PB.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 3,032,303
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,032,303
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 11.  The transactions in the Shares since the filing of Amendment No. 11 on behalf of Parche, Value and Opportunity Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

H.	C4S

(a)
As the managing member of Ramius, C4S may be deemed the beneficial owner of (i) 2,152,703 shares owned by Value and Opportunity Master Fund, (ii) 498,426 Shares owned by Parche and (iii) 381,174 Shares owned by RCG PB.

Percentage: Approximately 5.7%

CUSIP NO. 78463B101

(b)	1. Sole power to vote or direct vote: 3,032,303

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,032,303

4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of Amendment No. 11.  The transactions in the Shares since the filing of Amendment No. 11 on behalf of Parche, Value and Opportunity Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

I.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 2,152,703 shares owned by Value and Opportunity Master Fund (ii) 498,426 Shares owned by Parche and (iii) 381,174 Shares owned by RCG PB.

Percentage: Approximately 5.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,032,303
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,032,303

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Amendment No. 11.  The transactions in the Shares since the filing of Amendment No. 11 on behalf of Parche, Value and Opportunity Master Fund and RCG PB are set forth on Schedule A and incorporated herein by reference.

The Reporting Persons do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 6 is hereby amended to add the following:

This Amendment No. 12 reports the sale of an aggregate of 195,183 Shares by the Reporting Persons pursuant to the Sales Plan Agreement.  The Sales Plan Agreement allows for the sale of up to an aggregate of 4,532,390 Shares.  Shares sold pursuant to the Sales Plan Agreement may be sold in accordance with trading requirements adopted by the Reporting Persons and the Sales Plan Agreement may be terminated at any time by the Reporting Persons.

The sales disclosed in this Amendment No. 12 that were not pursuant to the Sales Plan Agreement were conducted at a time when the Reporting Persons were not in possession of material nonpublic information about the Shares or the Issuer.

CUSIP NO. 78463B101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:                      January 26, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  RCG Starboard Advisors, LLC,
its investment manager

PARCHE, LLC
By:  RCG Starboard Advisors, LLC,
its managing member

RCG PB, LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment manager
RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS ADVISORS, LLC By: Ramius LLC, its managing member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 78463B101

Schedule A

Transactions in the Shares Since the Filing of Amendment No. 11

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

25,986	7.7350	01/06/2009
17,322	7.7465	01/06/2009
36,419	7.2097	01/07/2009
44,730	7.2185	01/07/2009
28,255	7.1257	01/08/2009
28,258	7.1297	01/08/2009
16,683	6.9756	01/09/2009
7,099	7.0025	01/09/2009
10,437	7.0299	01/09/2009
18,742	7.0145	01/12/2009
15,336	7.0302	01/12/2009
10,365	6.9791	01/13/2009
12,212	7.0373	01/13/2009
15,902	6.6219	01/14/2009
22,362	6.4251	01/15/2009
29,938	6.6131	01/16/2009
18,955	6.4609	01/20/2009
46,500	6.5498	01/21/2009
36,561	6.3279	01/22/2009
23,853	6.3955	01/23/2009

CUSIP NO. 78463B101

PARCHE, LLC

4,954	7.7350	01/06/2009
3,311	7.7465	01/06/2009
1,048	7.7350	01/06/2009
700	7.7465	01/06/2009
6,962	7.2097	01/07/2009
8,528	7.2185	01/07/2009
1,473	7.2097	01/07/2009
1,804	7.2185	01/07/2009
5,401	7.1257	01/08/2009
5,387	7.1297	01/08/2009
1,143	7.1257	01/08/2009
1,140	7.1297	01/08/2009
3,189	6.9756	01/09/2009
1,357	7.0025	01/09/2009
1,990	7.0299	01/09/2009
675	6.9756	01/09/2009
287	7.0025	01/09/2009
421	7.0299	01/09/2009
3,583	7.0145	01/12/2009
2,924	7.0302	01/12/2009
758	7.0145	01/12/2009
618	7.0302	01/12/2009
1,981	6.9791	01/13/2009
2,328	7.0373	01/13/2009
419	6.9791	01/13/2009
493	7.0373	01/13/2009
3,039	6.6219	01/14/2009
643	6.6219	01/14/2009
4,274	6.4251	01/15/2009
904	6.4251	01/15/2009
5,722	6.6131	01/16/2009
1,210	6.6131	01/16/2009
3,622	6.4609	01/20/2009
766	6.4609	01/20/2009
8,886	6.5498	01/21/2009
1,880	6.5498	01/21/2009
6,987	6.3279	01/22/2009
1,478	6.3279	01/22/2009
4,559	6.3955	01/23/2009
964	6.3955	01/23/2009

CUSIP NO. 78463B101

RCG PB, LTD

4,612	7.7350	01/06/2009
3,067	7.7465	01/06/2009
6,446	7.2097	01/07/2009
7,938	7.2185	01/07/2009
5,001	7.1257	01/08/2009
5,015	7.1297	01/08/2009
2,953	6.9756	01/09/2009
1,257	7.0025	01/09/2009
1,852	7.0299	01/09/2009
3,317	7.0145	01/12/2009
2,722	7.0302	01/12/2009
1,835	6.9791	01/13/2009
2,167	7.0373	01/13/2009
2,816	6.6219	01/14/2009
3,960	6.4251	01/15/2009
5,301	6.6131	01/16/2009
3,357	6.4609	01/20/2009
8,234	6.5498	01/21/2009
6,474	6.3279	01/22/2009
4,224	6.3955	01/23/2009